


Halcón Resources Corp. ("HK")

October 2018

Disclaimer

This presentation, the materials contained herein, and the views expressed herein (this "Presentation") are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security.

The views expressed herein represent the current opinions as of the date hereof of Fir Tree Capital Management LP and its affiliates (collectively, "Fir Tree") and are based on publicly available information regarding Halcón Resources ("Halcón"). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by Halcón with the Securities and Exchange Commission ("SEC") and other sources. Fir Tree shall not be responsible for or have any liability for any misinformation contained in any SEC or other regulatory filing, any third party report, or this Presentation. Certain amounts, market value information, and estimates included in this Presentation have either been derived from or obtained from outside sources that Fir Tree believes to be reliable or represent the best judgment of Fir Tree as of the date of this Presentation. Fir Tree is an independent investment advisor, and its opinions and projections within this Presentation are not those of Halcón and have not been authorized, sponsored, or otherwise approved by Halcón.

The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Fir Tree as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and Halcón specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

Certain information contained within the body of this Presentation is supplemented by footnotes which identify Fir Tree's sources, assumptions, estimates, and calculations and such information should be reviewed in conjunction with the footnotes.

HK has undergone an incredible transformation

Fir Tree commends HK management and its Board of Directors on past asset sales and transformation to a Delaware basin pure-play with substantial midstream value.



HK trades at a significant discount to peers

Fir Tree agrees with HK management: HK's share price is substantially undervalued, implying only ~$6,500 per Permian acre[(1)].

Company Presentation (from mid June)[(2)]


Adjusted TEV(1)/2019 EBITDA
6.4x
6.2x
6.1x
6.0x
5.5x
5.2x
4.6x
FANG
PE
CDEV
JAG
EGN
CPE
HK
Price / 2019 CFPS
5.7x
5.5x
5.4x
4.8x
4.6x
3.6x
2.2x
FANG
CDEV
PE
JAG
EGN
CPE
HK
Implied Value per Acre(2)
$51,329
$42,839
$33,866
$31,548
$26,766
$26,704
$8,654
FANG
CDEV
PE
CPE
EGN
JAG
HK

Today, HK is even cheaper at ~$6,500 per acre

(1) Calculated assuming PDP at $25k per boepd. $450M for midstream. Share price as of 10/12/18. Valuation difference between graphic and text due to share price date, estimated value of midstream and PDP.

(2) HK presentation for JPM Conference on 06/19/18. Footnotes: (1) Adjusted TEV calculated as current market cap as of 6/12/18 plus projected net debt at 12/31/19 based on consensus forecasts. (2) Calculated as current enterprise value less value of current production at $35k per boepd. HK value also adjusted for $150M related to invested cost in infrastructure assets to date.

Massive value creation opportunity

HK has underperformed its peers (both large and small).

Large Peers: YTD Share Price Performance



CDEV: 6%
CPE: 2%
FANG: 0%
PE: (1%)
JAG: (14%)
HK: (48%)

Small Peers: YTD Share Price Performance



AXAS: (11%)
LLEX: (21%)
ROSE: (29%)
HK: (48%)

Share price performance to 10/12/18.

Attractive Ward County economics

> **Well results in Monument Draw are performing in-line / better than HK's type curve.**



(1) Recreated from HK's 2Q18 earnings presentation.

Attractive Ward County economics

At current prices, each Monument Draw well should generate a ~$20M NPV.

~$20M PV-10 per well[1]



(1) Recreated from HK's 2Q18 earnings presentation.

Ward County pure play

Given abundant inventory, HK should focus solely on Ward County, it's highest return acreage. HK should sell Pecos to realize significant value.

Decades of Drilling Inventory in Ward County[1]



(1) Inventory as per HK 2Q18 earnings presentation.

Fir Tree recommended path to success

> *Fir Tree applauds HK's decision to sell its midstream and its stated goal to eventually sell the Company, but more can be done near term to increase shareholder value.*

3Q18 to 2Q19

- ☒ Spend growth capex on midstream (2-3x ROI)
- ☒ Sell Midstream (no MVCs, market contract)
- ☐ Revisit drilling program in Pecos
- ☐ Sell Pecos
- ☐ Use proceeds to pay down debt and repurchase stock

2Q19 and Beyond

- ☐ Significantly ramp drilling in Ward
- ☐ Opportunistically add Ward County acreage
- ☐ **Sell Company** at right price (management's stated goal), significantly above today's market value

Potential share price improvement

> *If midstream and Pecos County assets are sold and proceeds are used to de-lever and buy back stock, HK share price could appreciate considerably.*

~$900M of asset sales can retire all debt and…



… Repurchase 50% of shares…



… Valuation should improve meaningfully



Potential Re-Rating

Ward County $ Per Acre	$20,000	$30,000	$40,000
HK Ward Acres	32,821	32,821	32,821
HK Acreage Value (in mm's)	$656	$985	$1,313
(+) Ward PDP Value	$128	$128	$128
HK Total Value	$784	$1,112	$1,441
(-) Debt, net	$0	$0	$0
HK Equity Value	$784	$1,112	$1,440
Shares (post-buyback)	84	84	84
Implied HK Share Price	**$9.32**	**$13.22**	**$17.12**
Current Price	**$3.92**	**$3.92**	**$3.92**
Upside	**138%**	**237%**	**337%**

Benefits of new Ward County pure-play

❑ Highest Quality Acreage

❑ Improved Drill-bit Returns = 75%+ at spot oil price

❑ Greater than 15 years of Inventory at 4 rig pace

❑ Improved Balance Sheet = Zero net debt

❑ Massive Buyback = increased shareholder value

❑ True Pure-Play